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                                                                EXHIBIT 23.1


          CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Board of Directors
AMF Bowling Worldwide, Inc.:

We consent to the use of our report dated September 5, 2003, except as to note 19, which is as of February 17, 2004, included herein, and to the references to our firm under the headings "Selected Historical Financial Data" and "Experts" in the prospectus. The report contains an explanatory paragraph that states, effective March 8, 2002, the Company was reorganized under a plan of reorganization confirmed by the United States Bankruptcy Court for the Eastern District of Virginia. In connection with its reorganization, the Company applied fresh start accounting on February 28, 2002.


                                                            /s/ KPMG LLP

Richmond, Virginia
July 26, 2004